Cause No. __________________

DELORES LAWRIE, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)	IN THE DISTRICT COURT
)
v.	)
)
PETER ALTABEF, STEVE BLASNIK,	)
CARL HAHN, JOHN GALLAGHER,	)
THOMAS MEURER,CECIL MOORE,	)	________ JUDICIAL DISTRICT
DESOTO JORDAN, ANUROOP SINGH,	)
ANTHONY PRINCIPI, CAROLINE	)
MATTHEWS, ROSS PEROT, JR., ROSS	)
PEROT, PEROT SYSTEMS	)
CORPORATION, DELL, INC., and DII —)		COLLIN COUNTY, TEXAS
HOLDINGS INC.,	)
)
Defendants.	)

SHAREHOLDER CLASS ACTION PETITION FOR BREACHES OF
FIDUCIARY DUTY

     Plaintiffs, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:
     Pursuant to Rule 190.4 of the Texas Rules of Civil Procedure, plaintiffs would show that discovery is intended to be conducted under Level 3 of this rule due to the complexity of this case.
     1. Plaintiff brings this action on behalf of the public stockholders of Perot Systems Corporation (“Perot” or the “Company”) against Defendants, Perot and its Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law with respect to a proposed transaction in which Defendants Dell, Inc. and DII – Holdings, Inc. (collectively “Dell”) plan to acquire all the outstanding shares of Perot through a cash tender offer by means of an unfair process and for an unfair price of $30.00 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $3.9 billion.
     JURISDICTION AND VENUE
     2. This Court has jurisdiction over this action because Perot is a Delaware Corporation headquartered and with its principal place of business in Collin County, Texas and therefore a citizen of Texas.
     3. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.
PARTIES
     4. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Perot.
     5. Perot is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 2300 West Plano Parkway, Plano, TX 75075, and provides information technology services and business solutions worldwide. It offers infrastructure, applications, business process, and consulting services. The Company’s infrastructure services include data center and systems management; Web hosting and Internet access; desktop solutions; messaging services; program management; hardware maintenance and monitoring; and network management services, including VPN, service desk capabilities, physical security, network security, risk management, and virtualization. Its applications services comprise application development and maintenance, including the development and maintenance of custom and packaged application software for customers; application systems migration and testing comprising the migration of applications from legacy environments to current technologies, as well as performing quality assurance functions on custom applications; and other applications services, such as application assessment and evaluation, hardware and architecture consulting, systems integration, and Web-based services. Perot’s business process services include product engineering, claims processing, life insurance policy administration, call center management, payment and settlement management, security, and services to improve the collection of receivables, as well as engineering support and other technical and administrative services. Its consulting services comprise strategy consulting, enterprise consulting, technology consulting, and research. The Company serves banking, insurance, healthcare, manufacturing, telecommunications, travel, and energy, as well as government customers in defense and other governmental agencies. It has a strategic alliance agreement with Dell Inc. to provide integrated IT solutions.
     6. Defendant Peter Altabef (“Altabef”) has been the President, Chief Executive Officer, and a director of the Company since 2004. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     7. Defendant Steve Blasnik (“Blasnik”) has been a director of the Company since 1994. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     8. Defendant Carl Hahn (“Hahn”) has been a director of the Company since 1993. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     9. Defendant John Gallagher (“Gallagher”) has been a director of the Company since 2001. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.

     10. Defendant Thomas Meurer (“Meurer”) has been a director of the Company since 2001. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     11. Defendant Cecil Moore (“Moore”) has been a director of the Company since 2003. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     12. Defendant DeSoto Jordan (“Jordan”) has been a director of the Company since 2004. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     13. Defendant Anuroop Singh (“Singh”) has been a director of the Company since 2005. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     14. Defendant Anthony Principi (“Principi”) has been a director of the Company since 2005. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     15. Defendant Caroline Matthews (“Matthews”) has been a director of the Company since 2008. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     16. Defendant Ross Perot, Jr. (“Perot, Jr.”) has been Chairman of the Board of the Company since 2004. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     17. Defendant Ross Perot (“Ross Perot”) is Chairman Emeritus of the Board and has served as a director of Perot Systems since November 1997. Ross Perot is a founder of Perot

Systems, served as Perot Systems’ President and Chief Executive Officer from November 1997 through August 2000, and served as a director from April 1988 until September 1994. Upon information and belief he can be served at 2300 West Plano Parkway, Plano, TX 75075.
     18. Defendants referenced in ¶¶ 6 through 17 are collectively referred to as Individual Defendants and/or the Perot Board. The Individual Defendants as officers and/or directors of Perot, have a fiduciary relationship with Plaintiff and other public shareholders of Perot and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     19. Defendant Dell, Inc. is a Delaware Corporation that engages in the design, development, manufacture, marketing, sale, and support of computer systems and services worldwide.
     20. Defendant DII – Holdings, Inc. is a Delaware Corporation wholly owned by Dell that was created for the purposes of effectuating the Proposed Transaction.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     21. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Perot and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     22. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Perot, are obligated to refrain from:
          (a) participating in any transaction where the Directors or officers’ loyalties are divided;
          (b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Perot, or are aiding and abetting others in violating those duties.

     25. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duty of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
     CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     26. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     27. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Dell to attempt to eliminate the public shareholders’ equity interest in Perot pursuant to a defective sales process, and (ii) permit Dell to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     28. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     29. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Perot common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     30. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of October 6, 2009, Perot has approximately 120.93 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Perot by Dell, pursuing a course of conduct that does not maximize Perot’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Perot and Dell aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
     31. In a press release dated September 21, 2009, the Company announced that it had entered into a merger agreement with Dell, stating:
ROUND ROCK and PLANO, Texas, Sept. 21, 2009 —Dell and Perot Systems have entered a definitive agreement for Dell to acquire Perot Systems in a transaction valued at approximately $3.9 billion. Terms of the agreement were approved yesterday by the boards of directors of both companies.
* * *
Under the terms of the agreement, Dell will commence a tender offer to acquire all of the outstanding Class A common stock of Perot Systems for $30 per share in cash. The transaction is not subject to a financing condition. The transaction, which is subject to customary government approvals and the satisfaction of other customary conditions, is expected to close in Dell’s November-January fiscal quarter.

Once the acquisition is complete, Perot Systems will become Dell’s services unit and be led from Plano by Peter Altabef, the current Perot Systems chief executive officer. At the same time, Dell directors are expected to consider Ross Perot Jr., Perot Systems’ chairman of the board, for appointment to the Dell board. Based on current estimates, the transaction is expected to be accretive to Dell’s GAAP earnings in its fiscal 2012.
     32. On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and that Dell is picking up Perot at the most opportune time, at a time when Perot is poised for growth.
     33. Perot appears to be rebounding from the recession and the general financial turmoil that began in late 2008. On May 5, 2009, Perot announced its financial results for the first quarter of 2009, reporting that “Earnings per share (diluted) was $.24, an increase of 4% over first quarter 2008 earnings per share (diluted) of $.23.” In addition, Perot continued its stellar results with respect to new contract signings announcing that “New contract signings totaled $680 million for the first quarter of 2009, bringing the total value of new contracts signed over the past twelve months to $1.2 billion.” In the press release announcing the results, Defendant Altabef, the Company’s President and CEO commented on Perot’s strong start to 2009:
“Perot Systems continues to post solid earnings and cash flow,” said Peter Altabef, president and CEO for Perot Systems. “Although the weakened economy resulted in a reduction to project-based engagements for the quarter, with a robust level of interest in solutions that reduce costs, increase efficiency and enhance cash flow, we started 2009 with strong new contract wins.”

     34. For the second quarter of 2009, Perot continued its solid performance and set itself up for an even more promising future. As stated by Altabef in a press release announcing the results on August 5, 2009:
“New business wins and the value we are creating for our clients resulted in another solid quarter of performance,” said Peter Altabef, president and CEO for Perot Systems. “In the quarter, we grew revenue, profit margins and earnings sequentially, while continuing to produce strong levels of cash flow. While current market conditions require us to manage our business and cost structure tightly, we continue to make important investments in our business that are helping us to better serve our clients. We are developing next generation solutions for the deployment of electronic health records, creating financing options that reduce the investment necessary for healthcare providers to demonstrate meaningful use, and are helping clients to strengthen cash flow, while simultaneously reducing administrative costs through our revenue cycle services. As a leader in providing technology services to healthcare providers, we are well prepared to help our clients navigate the changing healthcare environment.”
     35. Accordingly, Dell is picking up Perot at the most opportune time, at a time when Perot is poised for growth and that its stock price is trading at a huge discount to its intrinsic value.
     36. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.
     37. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Perot Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to alternative business combinations. In addition to the “no shop” and “standstill” provisions, the Merger Agreement includes a $130,000,000 termination fee should the Board choose to accept a superior deal. The termination fee in combination with the preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.
     38. Section 5.3 of the Merger Agreement severely restricts the Board’s ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to (i) determine after consulting with the Company’s financial advisor that the competing bid constitutes or is reasonably expected to lead to a superior proposal; (ii) determine after consulting with outside legal counsel that the failure to take such action would violate its fiduciary duties; (iii) give Dell prompt notice to the effect that the Company entering into discussions or negotiations with another bidder; (iv) receive from the bidder an executed confidentiality agreement; and (v) keep Dell informed on a timely basis of the status and detail of any discussions or negotiations with other bidders.
     39. Further, Section 5.3 provides a limited exception under which the Board may recommend an alternative acquisition proposal, requiring the Board to (i) provide Dell with written notice that the Company has received a superior proposal, specifying the material terms and conditions of the superior proposal and the identify the bidder making such a superior proposal, (ii) provide Dell with a five business days period during which the Company is required to negotiate in good faith with Dell so that Dell may propose a modification to the Merger Agreement for the purpose of causing the alternative acquisition proposal to no longer be a superior proposal. These provisions further discourage bidders from making a competing bid for the Company.

     40. Thus, even if the Perot Board receives an intervening bid that appeared to be “superior” to Dell’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Perot Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Perot Board first determines that the proposal is superior.
     41. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Dell promptly before recommending to accept that alternative bid, giving Dell an opportunity to match the terms of any competing bid. Obviously, no potential bidder will waste time and resources to make a competing bid that Dell can simply match.
THE MATERIALLY MISLEADING AND/OR INCOMPLETE
RECOMMENDATION STATEMENT
     42. On October 2, 2009, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     43. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.
     44. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Goldman

Sachs and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:
(i)	The criteria utilized by Goldman Sachs to select the companies that were “considered similar to certain operations of Perot” used in its Selected Companies Analysis.

(ii)	The multiples observed for each company in the Selected Companies Analysis.

(iii)	A definition of “free cash flows” utilized by Goldman Sachs in the Illustrative Discounted Cash Flow Analysis;

(iv)	The criteria utilized by Goldman Sachs to select the companies that were “considered similar to certain of Perot Systems’ results, market size and product profile” used in its Selected Transactions Analysis.

(v)	The premiums observed for each transaction in the Selected Transactions Analysis of the U.S. technology industry.

(vi)	The transactions used and the premiums observed (or at least the high/low/mean range) for each transaction in the Selected Transactions Analysis of all industries.

(vii)	The multiples observed for each transaction in the Selected Transactions Analysis of the IT Services and Healthcare IT Services industries.

(viii)	The conclusions drawn and/or the implied per share equity range calculated by Goldman Sachs from the Selected Companies Analysis and Selected Transactions Analysis, and how the analysis factored in to the determination that the Proposed Transaction was fair.
     45. Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement states that Goldman Sachs was retained as the Company’s financial advisor in the Proposed Transaction but fails to inform the shareholders a) the amount of fees payable to Goldman Sachs that is contingent upon consummation of the Proposed Transaction, and b) the amount of fees Goldman Sachs received or will receive from Dell for services performed for Dell in the past. It is material for shareholders to be informed as to any financial and economic interests Goldman Sachs or its clients have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.
     46. Moreover, the Recommendation Statement fails to disclose material information concerning the reasons the Company decided not to conduct a market check. In particular, the Recommendation Statement:
(i)	Fails to disclose the “likelihood of competing offers” that was discussed by the Board on August 31, 2009.

(ii)	States that on September 4, 2009, the Board viewed that “it was unlikely that a higher price could be obtained by soliciting other bidders and doing so would pose a significant risk that Dell would withdraw its offer,” but it fails the reasons the Board found it unlikely that a higher price could be obtained, as well as the reasons it believed that conducting a market check would pose a significant risk that Dell would withdraw its offer.

(iii)	Fails to disclose whether the Company received any unsolicited offers or interest in a business combination with the Company between April 10, 2009 up to the announcement of the Proposed Transaction, and if so, the nature and extent of such unsolicited interest, including whether any indications of interest were received.
     It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding the Proposed Transaction.
     47. The Recommendation Statement also fails to describe material information concerning discussions and negotiations with Dell. For example, the Recommendation Statement:

(i)	Fails to disclose the reasons Perot indicated to Dell sometime between late 2007 through early 2009 that “it was not the right for Perot Systems to pursue a sales transaction.”

(ii)	Fails to disclose the “potential strategic benefits and synergies of a possible acquisition” of Perot by Dell that were discussed between representatives of Perot and Dell on April 10, 2009.

(iii)	States that Thomas Luce, a Dell director, has “long-standing relationships with the Perot family and with some of the senior executives at Perot Systems,” but it fails to disclose the nature and extent of such relationship.

(iv)	States that on August 28, 2009, “Dell was prepared to discuss employment arrangements and appropriate retention incentives for Perot Systems’ key employees,” but it fails to disclose a) with which key employees did such discussions take place, b) when did these discussions occur, c) the nature and extent of such discussions and negotiations relating to the employee retention arrangements, and d) the job title offered to each such employee.

(v)	Fails to disclose the “risks and benefits” of the Proposed Transaction that were discussed by the Board on September 20, 2009.
     48. The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the pros and cons associated with the other strategic alternatives, other than the sale of the Company, including the values and risks associated with Perot remaining as a stand-alone Company — information which is vital to shareholders in deciding how to vote regarding the Proposed Transaction.
VOTING AGREEMENTS
     49. In connection with the Proposed Transaction, certain members of Perot’s directors, executive officers, and principal stockholders who collectively own approximately 21.5% of Perot’s common stock, have entered into tender agreements to tender their shares in favor of the Proposed Transaction with Dell.

     50. In addition, Ross Perot and other members of the Perot family collectively own approximately 24.5% of the Company’s outstanding stock. On August 30, 2009, Defendant Perot, Jr. indicated to Dell that the Perot family supported moving forward with a transaction with Dell.
     51. Accordingly, approximately 46% of Perot’s common stock is already “locked up” in favor of the Proposed Transaction.
SELF-DEALING
     52. By reason of their positions with Perot, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Perot, and especially the true value and expected increased future value of Perot and its assets, which they have not disclosed to Perot’s public shareholders. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Perot’s public shareholders.
     53. For example, following the consummation of the Proposed Transaction, Defendant Altabef will join Dell and receive a salary of $675,000 along with other incentive awards totaling $19,147,947.
     54. In addition, Defendant Perot, Jr. will be considered for appointment to Dell’s board of directors.
     55. Moreover, each of the Individual Defendants currently hold shares of the Company, including unvested stock options and/or restricted shares of Perot that, upon consummation of the Proposed Transaction, will vest and/or no longer be subject to the restrictions and will be converted into a right to receive $30 per share in case. Upon consummation of the Proposed Transaction, Defendant Altabef will receive $24,304,500,

Defendant Perot, Jr. will receive $35,771,400, Defendant Blasnik will receive $464,000, Defndant Gallagher will receive $522,400, Defendant Hahn will receive $787,600, Defendant Jordan will receive $366,160, Defendant Matthews will receive $150,000, Defendant Meurer will receive $672,400, Defendant Moore will receive $495,600, Defendant Principi will receive $125,280, and Defendant Singh will receive $250,240 by cashing out such shares.
     56. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Perot’s public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.
     57. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty – Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     58. Plaintiff repeats all previous allegations as if set forth in full herein.
     59. As Directors of Perot, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Perot’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     60. As discussed herein, the Individual Defendants have breached their fiduciary duties to Perot shareholders by failing to engage in an honest and fair sale process.

     61. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Perot’s assets and will be prevented from benefiting from a value-maximizing transaction.
     62. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     63. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     64. Plaintiff repeats all previous allegations as if set forth in full herein.
     65. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Perot’s shareholders.
     66. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     67. As a result, Plaintiff and the Class members are being harmed irreparably.
     68. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Perot and Dell)
     69. Plaintiff repeats all previous allegations as if set forth in full herein.
     70. As alleged in more detail above, Perot and Dell are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Perot and Dell aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     71. As a result, Plaintiff and the Class members are being harmed.
     72. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: October 7, 2009

Respectfully submitted,

THE BRISCOE LAW FIRM, LLP

Willie Briscoe, Esq.
8117 Preston Road, Suite 300
Dallas, Texas 75225
(214) 706-9314
(214) 706-9315

LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
Juan E. Monteverde, Esq. (to be admitted pro hac vice)
30 Broad Street, 15th Floor
New York, NY 10004
(212) 363-7500
(212) 363-7171

Counsel for the Plaintiff